SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1
(CUSIP Number)
Douglas McClain, Jr. Argyll Equities, LLC 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 7

1.	NAME OF REPORTING PERSONS: Argyll Equities, LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON CO
* See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 7

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 7

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 7

ITEM 1. SECURITY AND ISSUER

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Equities, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A attached hereto (each a “Reporting Person” and together the “Reporting Persons”). Exhibit A also sets forth the name, business address, present principal occupation and other information with respect to the Reporting Persons.

Argyll is the owner of 15,000,000 shares of Common Stock of the Issuer. Argyll is jointly owned by its members, Douglas McClain, Jr. and James T. Miceli. There is no agreement or arrangement by Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll.

Except as expressly set forth herein, the joint filing of this Schedule 13D shall not be construed as an admission that any person named herein is the beneficial owner of any or all of the securities of the Issuer owned or to be owned or acquired by any other person for the purposes of this Schedule 13D, or for any other purpose, and each such person disclaims beneficial ownership of all of the securities of the Issuer owned by such other persons.

The name, citizenship, business address and present principal occupation or employment of each executive officer and manager of Argyll, as well as the name, principal business and address of the company in which such occupation or employment is conducted, as well as certain other information required by instruction C to Schedule 13D, are set forth in Exhibit B attached hereto.

During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or manager of Argyll, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Argyll purchased 15,000,000 shares of Common Stock from the Issuer on August 4, 2006 in a privately negotiated transaction for $1,500.00. The source of funds for the purchase was the working capital of Argyll.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock owned by Argyll, a founder of the Issuer, was purchased from the Issuer in a privately negotiated transaction in which Argyll invested $1,500.00 in the Issuer. Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities

CUSIP No. 452530 10 1	13D	Page 6 of 7

of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a) Amount beneficially owned: 15,000,000 shares of Common Stock**
Percent of class: 5.5% based on 272,000,000 shares of Common Stock issued and outstanding

(b) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote - 0
(ii) Shared power to vote or to direct the vote - 15,000,000**
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 15,000,000**
(c) The information with respect to the acquisition of the Common Stock of the Issuer by Argyll, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.
_________________
** Includes 15,000,000 shares of Common Stock purchased in a privately negotiated transaction between the Issuer and Argyll. See Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Information concerning Reporting Persons

Exhibit B - Information concerning Reporting Persons’ officers, mangers and others

Exhibit C - Agreement among Reporting Persons to file Joint Statement on Schedule 13D

CUSIP No. 452530 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	February 16, 2007

ARGYLL EQUITIES, LLC

By:	/s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr.
Title: President

/s/ Douglas McClain, Jr.
Douglas McClain, Jr.

/s/ James T. Miceli
James T. Miceli

EXHIBIT A

Information Concerning Reporting Persons

Name: Argyll Equities, LLC

Place of Organization: Texas

Principal Business: private investment business

Address of Principal Business: 4225 Executive Square, Suite 260, La Jolla, California 92037

Address of Principal Office: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: Douglas McClain Jr.

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

Name: James T. Miceli

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

EXHIBIT B

Information Concerning Argyll Equities LLC’s officers, managers and others

Name: Douglas McClain, Jr.

Position with Company: President

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: James T. Miceli

Position with Company: Chief Executive Officer

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: Gregory Witz

Position with Company: Chief Financial Officer

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Immunosyn Corporation unless and until such time as any party hereto shall notify the others in writing of his or its desire to terminate this Joint Filing Agreement, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 29, 2007.

ARGYLL EQUITIES, LLC

By:	/s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr.
Title: President

/s/ James T. Miceli
[James T. Miceli]

/s/ Douglas McClain, Jr.
[Douglas McClain. Jr.]